EXHIBIT 99.1

Internet Gold Announces Issuance of a Control Permit to Searchlight and T.N.R Investments

Ramat Gan, Israel – November 11, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD).

Further to the Company’s previous announcements with respect of the ’Searchlight Transaction’, Searchlight II BZQ, L.P. and T.N.R Investments Ltd. (the “Purchasers”), notified the Company that the Ministry of Communications has issued a control permit in Bezeq – The Israel Telecommunication Corp. Ltd. (the “Control Permit”) to the Purchasers. Issuance of the Control Permit is a condition to closing of the Searchlight Transaction.

The Company is currently in discussion with the Purchasers in order to finalize all remaining actions between the issuance of the Control Permit and the closing of the transaction. There is no certainty that the transaction will be consummated.

As previously announced, if the transaction is consummated, the Company will not be able to fully pay its debts, and the Company intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court pursuant to Section 350 of the Israeli Companies Law. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that the creditors of the Company will receive, inter alia, 100% of the shares of the Company.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. On June 2019, Internet Gold entered into a transaction for the sale of its entire holdings in B Communications Ltd. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties including statements regarding completion of the Searchlight Transaction. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that the Searchlight Transaction will not close for any reason, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Transaction will be consummated.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000